SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of April, 2006

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                        Chaoyang District Beijing, 100029
                           People's Republic of China
                              Tel: (8610) 6499-0060

       (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  __X__          Form 40-F _____


         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

         Yes ____          No __X__

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.
)
         N/A

This Form 6-K consists of:

The announcement on continuing connected transactions of China Petroleum & Chemical corporation (the "Registrant"), made by the Registrant in English on March 31, 2006.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                             [LOGO GRAPHIC OMITTED]
               (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (Stock Code: 0386)

                        CONTINUING CONNECTED TRANSACTIONS

--------------------------------------------------------------------------------
On 24 December 2003, the Hong Kong Stock Exchange granted a waiver to Sinopec Corp. from strict compliance with the relevant requirements of the HK Listing Rules in respect of the Continuing Connected Transactions. Such waiver will expire on 31 December 2006. Please refer to the announcement and circular of Sinopec Corp. dated 28 October 2003 and 31 October 2003, respectively, for the background to and conditions of the waiver. The caps for the Continuing Connected Transactions granted under the existing waiver is set out in section
1.2 of this announcement.

Sinopec Corp. expects to continue the Continuing Connected Transactions after the expiry of the waiver.

On 31 March 2006, Sinopec Corp. and the Sinopec Group Company have entered into the Continuing Connected Transactions Supplemental Agreement. The Continuing Connected Transactions Supplemental Agreement made adjustments to the terms of certain agreements regarding Continuing Connected Transactions. The adjustments will become effective on 1 January 2007.

The Sinopec Group Company, a shareholder of approximately 71.2% interests in Sinopec Corp., and its associates will constitute connected persons of Sinopec Corp. under the HK Listing Rules. As such, the Continuing Connected Transactions will consititute continuing connected transactions of Sinopec Corp. Pursuant to Chapter 14A of the HK Listing Rules, Sinopec Corp. must comply with the reporting, announcement and shareholders' approval requirements in respect of such transactions (if necessary).

Sinopec Corp. will seek the approvals of Independent Shareholders in respect of the Agreement Amendments, the Major Connnected Transactions, the caps of the Major Continuing Connected Transactions and, at the request of the Shanghai Stock Exchange, the Non-Major Continuing Connected Transactions. A circular containing details of the Continuing Connected Transactions, a letter from the independent Directors, an opinion of the independent financial adviser, ICEA, together with a notice to convene the General Meeting, will be dispatched to the shareholders as soon as practicable.
--------------------------------------------------------------------------------

1.    CONTINUING CONNECTED TRANSACTIONS

1.1   Background

      On 24 December 2003, the Hong Kong Stock Exchange granted a waiver to Sinopec Corp. from strict compliance with the relevant requirements of the HK Listing Rules in respect of the Continuing Connected Transactions. Such waiver will expire on 31 December 2006. Please refer to the announcement and circular of Sinopec Corp. dated 28 October 2003 and 31 October 2003, respectively for the background and conditions of the waiver. The caps for the Continuing Connected Transactions granted under the waiver is set out in section 1.2 of this announcement.Sinopec Corp. has to date complied with the conditions of the waivers. Please refer to the annual reports of Sinopec Corp. for further details of its compliance.

      During preparation for its listing overseas, Sinopec Corp. and the Sinopec Group Company entered into a number of agreements in 2000 to govern and manage the Continuing Connected Transactions between them. These agreements include the Mutual Supply Agreement, the Community Services Agreement, the Land Use Rights Leasing Agreement, the Properties Leasing Agreement, the Intellectual Property Licence Agreements, the Agency Agreement and the SPI Fund Document. On 11 June 2001, as a result of the acquisition of Sinopec National Star Petroleum Company, additional Continuing Connected Transactions were contemplated and a continuing connected transactions adjustment agreement was entered into between Sinopec Corp. and Sinopec Group Company under which the terms of the Mutual Supply Agreement, the Community Services Agreement, the Agency Agreement, the Land Use Rights Leasing Agreement and the Properties Leasing Agreement were amended.

      Besides, due to Sinopec Corp.'s business expansion, the Company leased additional land with an area of approximately 50,000,000 square metres from the Sinopec Group. As such, Sinopec Corp. and the Sinopec Group Company entered into the Land Use Rights Leasing (Additional) Agreement on 22 August 2003. The annual rental was approximately RMB273 million. The agreement provides that the terms of the Land Use Rights Leasing Agreement shall be applicable to such lease. A waiver was then obtained by Sinopec Corp. from the Hong Kong Stock Exchange from strict compliance with the relevant requirements of the HK Listing Rules in respect of such connected transactions for an indefinite period. Please refer to the announcement of Sinopec Corp. dated 25 August 2003. As a result of the amendments to the HK Listing Rules in March 2004, the transactions under the Land Use Rights Leasing (Addition) Agreement, as the relevant percentage ratios of the size tests (other than the profits test) fall below 0.1%, are exempted from reporting, announcement and independent shareholders' approval requirements under rule 14A.33 of the HK Listing Rules.

      In addition, on 31 October 2004, as a result of the acquisition of the petrochemical, catalyst and gas station assets and the disposal of the downhole operation assets, Sinopec Corp. and the Sinopec Group Company entered into an adjustment agreement supplementing the Land Use Rights Leasing Agreement and Properties Leasing Agreement, and announced the increased cap for the transactions under the Land Use Rights Leasing Agreement in an announcement dated 1 November 2004.

      Morever, in respect of the Continuing Connected Transactions commencing from 1 January 2007, Sinopec Corp. and the Sinopec Group Company have entered into the Continuing Connected Transactions Supplemental Agreement on 31 March 2006, in which adjustments were made to the terms of certain agreements regarding Continuing Connected Transactions. Set out below are the summaries of the Continuing Connected Transactions Agreements (as adjusted) and the transactions contemplated thereunder:

      The Continuing Connected Transactions are summarised below:

      (1)   Mutual Supply Agreement

            On 3 June 2000, the Sinopec Group Company and Sinopec Corp. entered into the Mutual Supply Agreement which term commenced on 1 January 2000 and will be valid until terminated by the parties. Pursuant to the Continuing Connected Transactions Supplemental Agreement, the term of the Mutual Supply Agreement was amended to expire on 31 December 2009. The following transactions are contemplated under the Mutual Supply Agreement:

            (a) The products and services which are contemplated to be supplied by the Company, including: crude oil, natural gas, refined and peetrochemcial products and by-products, semi-finished products, water, electricity, gas, heat, measurements quality inspection, provision of other related or similar products and services and guarantee.

            (b) The products and services which are contemplated to be acquired by the Company, including:

                  (i) Supply: steel, wood, cement, coal, wind, hydrogen, nitrogen, fresh water, chemical water, recycled water, electricity, steam, heat supply, materials and equipment parts, chemical raw materials, precious metals, the sourcing of crude oil and natural gas, including crude oil and natural gas from overseas1 and other related or similar products and services.

                  (ii) Storage and transportation: railway, vehicular transport, water transport, pipeline transmission, loading and unloading, wharves, warehousing and other related or similar services.

                  (iii) Ancillary production: well drilling, well surveying, well logging, exploration and development testing, technological research, communication, fire control, security guards, public security, chemical examination, material examination, information, pressure containers and pipelines inspection, metering inspection, computer services, equipment research, airports, feasibility study, design, construction, installation, production of electromechanical instruments, inspection and maintenance of equipment devices and electrical equipment meters, works supervision, environmental protection, repair and maintenance of roads, bridges and culverts and slope protection, flood control and other related or similar services.

                  (iv) Others: deposits and loans of finance companies, loan guarantees, acting as agent in the collection and payment of administrative services fees, labour services, asset leasing and other related or similar services.

 1  This is added pursuant to the Connected Transactions Supplemental Agreement.


            According to the Mutual Supply Agreement, the transactions conducted thereunder shall be priced in accordance with the following terms:

            (a)   government-prescribed price;

            (b) where there is no government-prescribed price but where there is government-guidance price, the government-guidance price will apply;

            (c) where there is neither a government-prescribed price nor a government-guidance price, the market price will apply; or

            (d) where none of the above is applicable, the price is to be agreed between the relevant parties for the provision of the above products or service, which shall be the reasonable cost incurred in providing the same plus 6% or less of such cost.

            The pricing mechanisms set out in (a) to (c) above are based on governmental or market levels . As to the pricing mechanism set out in (d) above, the Directors believe that the 6% margin set out therein is in line with the respective industries in the PRC market, accordingly, they are of the view that the pricing mechanisms are fair and reasonable and on normal commercial terms.

      (2)   Land Use Rights Leasing Agreement

            On 3 June 2000, Sinopec Group Company and Sinopec Corp. entered into the Land Use Rights Leasing Agreement which term commenced on 1 January 2000. According to the Land Use Rights Leasing Agreement, members of the Sinopec Group have agreed to lease to the Company certain parcels of land with an area of approximately 427,000,000 square metres. The parcels of land which will be leased will mainly be used for main production facilities, ancillary production facilities and certain petrol stations operated by Sinopec Corp.

            The land which will be leased can be divided into two types:

            (i) those which members of the Sinopec Group have land use rights certificates; and

            (ii) those which members of the Sinopec Group have obtained approval from the Ministry of Land and Resources evidencing their rights to lease the land to the Company.

            The rent payable under the Land Use Rights Leasing Agreement is based on factors including the area of the land involved and their location. According to the Land Use Rights Leasing Agreement, the rent may be reviewed every three years commencing from 2000 and any such revised rent shall not be higher than the prevailing market rent as confirmed by an independent valuer.

            Regarding authorised land for operation owned by members of the Sinopec Group, land for industrial use are leased to the Company for a term of 50 years and land for commercial use for 40 years. Regarding land over which members of the Sinopec Group have been granted land use rights with consideration, they are leased for a term up to the date of expiry of the respective land use rights certificates. The term of the lease in each case commenced from 1 January 2000. The Company may require members of the Sinopec Group to renew the term of the lease by giving notice to it twelve months before the expiry of the lease.

      (3)   Community Services Agreement

            On 3 June 2000, the Sinopec Group Company and Sinopec Corp. entered into the Community Services Agreements which term commenced on 1 January 2000 and will be valid until terminated by the parties. Pursuant to the Continuing Connected Transactions Supplemental Agreement, the term of the Community Services Agreement was amended to expire on 31 December 2009. The following services are contemplated to be acquired by the Company under the Community Services Agreement:

            (a) Culture, educational and hygiene services: education and training centres, cadre schools, technical universities, primary schools, secondary schools, technical schools, staff polytechnic schools, medical care and sanitation, culture and physical education, newspapers and magazines, broadcasting and television, printing and other related or similar services.

            (b) Community services: living services (including management centres), property management, environmental sanitation, greening, nurseries, kindergartens, sanatoriums, canteens, collective quarters, public transport, resignation and retirement management, settlement of land occupiers, re-employment service centres and other related or similar services.

            The Community Services Agreement has identical pricing mechansim for the Mutual Supply Agreement which is set out in section 1.1(1) above.

      (4)   Safety Production Insurance Fund (the "SPI Fund")

            With the approval of the Ministry of Finance, the Sinopec Group Company has established the SPI Fund. The SPI Fund currently provides insurance cover on a consolidated basis on certain assets used in the operations of the Company.

            Under the SPI Fund Document, Sinopec Corp. is required to pay twice a year an insurance premium amounting to 0.2% of the historical value of the fixed assets and the average month-end inventory value of the Company of the previous six months.

            After the receipt by Sinopec Group Company of the premium from Sinopec Corp., the Sinopec Group Company will refund 20% of the paid premium to Sinopec Corp. if Sinopec Corp. pays the semi-annual premium on time according to the SPI Fund Document ("Refund"). The Refund would equal to 17% of the paid premium if Sinopec Corp. fails to pay the semi-annual premium on time. The Refund shall be used by Sinopec Corp. in dealing with accidents and potential risks and safety measures, in safety education and training, in preventing major accidents and potential risks, and as rewards to units and individuals who have made a special contribution to safety production.

      (5)   Properties Leasing Agreement

            On 3 June 2000, the Sinopec Group Company and Sinopec Corp. entered into the Properties Leasing Agreement which term commenced on 1 January 2000. Properties which will be leased will mainly be used for ancillary production facilities, offices premises and petrol stations operated by the Company. Under the agreement, members of the Sinopec Group have agreed to lease to the Company certain properties with a gross floor area of approximately 2,608,000 square metres. The rent payable under the Properties Leasing Agreement is based on factors including the area of the properties involved, their location and the nature and purpose of use of the properties. The rent may be reviewed once a year and any revised rent shall not be higher than the prevailing market rent. Property taxes and land use fees in relation to the properties shall be borne by the Sinopec Group.

            The properties are leased by the Sinopec Group to the Company for a term of 20 years commencing from 1 January 2000.

            If Sinopec Group Company proposes to sell a property leased by the Company to a third party, Sinopec Corp. shall have a pre-emptive right to purchase such property under the same terms.

      (6)   Intellectual Property Licence Agreements

            Sinopec Corp. and the Sinopec Group Company entered into the Intellectual Property Licence Agreements on 3 June 2000. Each of the Intellectual Property Licence Agreements is for a term of 10 years commencing from 1 January 2000.

            While the above intellectual property rights are granted to the Company at no cost, Sinopec Corp. shall, before 31 December of each year, pay to the Sinopec Group Company all such expenses which Sinopec Group Company has paid in the relevant year according to the relevant laws and regulations for maintaining the validity of the relevant trademarks, patents and computer software.

      (7)   Agency Agreement

            On 3 June 2000, Sinopec Group Company, representing the ethylene enterprises, and Sinopec Corp. entered into the Agency Agreement which became effective on 1 January 2000 and continues until terminated by the parties. Sinopec Corp. is appointed as the exclusive agent for the sale of the products produced by the ethylene enterprises under the Agency Agreement. Sinopec Corp. will receive an agency fee which is equal to 0.2% to 1% of the amount of purchase price actually received by Sinopec Corp. Sinopec Corp. shall bear the expenses incurred in collecting payment for the purchases. As Sinopec Corp. has completed the acquisition of principal ethylene production business from the Sinopec Group, selling ethylene products of the Sinopec Group as agent is no longer required. Sinopec Corp. does not envisage any transactions will be conducted under the Agency Agreement which will trigger the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the HK Listing Rules.

1.2   Historical Figures and Existing Caps

      The historical figures and existing caps of the above Continuing Connected Transactions for the past three financial years are set out below:

                                                            Existing caps#
                                          Existing caps     (Expressed in
                                          granted under    monetary values
                                           the existing    using financial
                                        waiver which is    data of Sinopec
                                          due to expire      Corp. for the
                                         on 31 December   period ended  31
      Transactions                                 2006      December 2005)         2003           2004          2005

      Mutual Supply Agreement

      (i)   annual expenditures of               18% of        RMB137.829        RMB55.656      RMB61.086     RMB75.486
            the Company for the               the total           billion          billion        billion       billion
            purchase of products and          operating                           (13.57%)       (10.97%)       (9.86%)
            services (except                   expenses
            financial services) from
            the Sinopec Group
      (ii)  annual revenues generated            14% of        RMB115.236        RMB32.134      RMB42.771     RMB58.579
            by the Company for the            the total           billion          billion        billion       billion
            sale of products and              operating                            (7.16%)        (6.92%)       (7.12%)
            services (except                   revenues
            provision of guarantee)
            to the Sinopec Group
      (iii) the aggregate of the                2.5% of         RMB20.578         RMB4.039       RMB2.791      RMB2.605
            average month-end balance         the total           billion          billion        billion       billion
            of deposits and total             operating                            (0.91%)        (0.45%)       (0.32%)
            amount of interest                 revenues
            received in respect of
            these deposits

      Land Use Rights Leasing Agreement
      annual rental payable by the              RMB2.75                           RMB2.146       RMB2.447      RMB2.557
         Company                                billion*                           billion        billion       billion

      Community Services Agreement
      annual expenditures for the                 2% of         RMB15.314         RMB1.783        RMB1.74       RMB1.79
         provision of products and            the total           billion          billion        billion       billion
         services by the Sinopec              operating                            (0.43%)        (0.31%)       (0.23%)
         Group to the Company                  expenses

      Safety Production Insurance            The amount                           RMB762         RMB876        RMB999
         Fund Document                     specified in                          million        million       million
      annual premium payable by the        the SPI Fund
         Company                               Document

      Properties Leasing Agreement
      annual rental payable by the              RMB7.30                            RMB567         RMB567        RMB568
         Company                                million                           million        million       million

      Intellectual Property Licence Agreements
      annual payment by the Company               RMB35                             RMB10          RMB10         RMB10
                                                million                           million        million       million

    * The original cap was RMB2.15 billion. The cap was adjusted to RMB2.45 billion in November 2004. After aggregating the existing rent of RMB301 million under the Land Use Rights Leasing (Addition) Agreement, the cap is RMB2.75 billion. In relation to the adjustment in November 2004, please refer to the announcement of Sinopec Corp. dated 1 November 2004. Sinopec Corp. also proposes to increase the cap from RMB2.75 billion to RMB3.3 billion for the year 2006. Please refer to section 1.3(4) below for further details.

    #     The monetary amounts are for illustration only.

1.3   Estimated cap amounts of the Continuing Connected Transactions

      Sinopec Corp. estimates the annual caps for the applicable Continuing Connection Transactions for the years 2007 to 2009 to be as follows:

      Major Continuing Connected Transactions

      (1) Annual revenues under the Mutual Supply Agreement: The products and services sold by the Company to the Sinopec Group under the Mutual Supply Agreement principally consist of raw materials and petrochemical products such as crude oil, natural gas, refined oil products and petrochemical products. Over the past three years, international prices of raw materials such as crude oil have experienced significant fluctuation. The price of crude oil increased from over US$20 per barrel three years ago to the highest of over US$70 per barrel.

            The annual revenues received by the Company in respect of products and services provided to the Sinopec Group under the Mutual Supply Agreement from 2003 to 2005 were RMB32.134 billion, RMB42.771 billion and RMB58.579 billion, respectively, representing 7.16%, 6.92% and 7.12%, respectively, of the total operating revenues of Sinopec Corp. in the relevant period.

            Taking into account historical figures for the past three years and material uncertainties such as possible price fluctuation in raw materials and products such as crude oil, natural gas, refined oil products and petrochemical products in the next three years, possible changes in price control over refined oil products by the Chinese government and possible increase in the volume of procurement of crude oil by Sinopec Corp. for refineries of Sinopec Group Company, and in view of the revenues which might be generated by the Company through the provision of products and services to the Sinopec Group under the Mutual Supply Agreement, Sinopec Corp. is of the view that flexibility should be built into the cap for such transactions. The Company expects that the annual revenue which may be generated under the Mutual Supply Agreement can be maintained within 14% of the Company's total operating revenues for the years 2007 to 2009. In view of the historical acceptance of maintaining the cap at 14% of the total operating revenues by the Independent Shareholders and the market, Sinopec Corp. proposes that the cap for the revenues which may be generated from the the provision of products and services under the Mutual Supply Agreement for the years 2007 to 2009 shall be determined taking into account a percentage of the total operating revenues of the relevant year. However, in order to offer further protection to the Independent Shareholders and in view of the requirement of expressing the cap in monetary sums under the HK Listing Rules, Sinopec Corp. will comply with the cap in absolute monetary terms as set out below.

            The proposed caps for the transactions regarding the provision of products and services by Sinopec Corp. under the Mutual Supply Agreement are as follows:

            o    2007 - RMB131 billion

            o    2008 - RMB134.1 billion

            o    2009 - RMB136.2 billion

      (2)   Annual expenditures of the Company under the Mutual Supply
            Agreement: The product and services bought by the Company from the Sinopec Group under the Mutual Supply Agreement principally consist of certain ancillary raw materials and services required by the major operating business of Sinopec Corp.

            The annual expenditures in respect of products and services bought by Sinopec Corp. from the Sinopec Group under the Mutual Supply Agreement from 2003 to 2005 were RMB55.656 billion, RMB61.086 billion and RMB75.486 billion, respectively, representing 13.57%, 10.97% and 9.86%, respectively, of the total operating expenses of Sinopec Corp. in the relevant period.

            Taking into account historical figures for the past three years and material uncertainties such as possible price fluctuation in raw materials and products in the next three years, possible changes in price control over refined oil products by the Chinese government, possible increase of production volume of Sinopec Group Company's refineries and possible increase of Sinopec Corp's oil from PSC, and in view of the necessity of purchasing products and services from the Sinopec Group under the Mutual Supply Agreement for Sinopec Corp.'s continued operation, Sinopec Corp. is of the view that flexibility should be built into the caps for such transactions. The Company expects that the cap for the Mutual Supply Agreement can be maintained within 18% of the Company's total operating expenses for the years 2007 to 2009. In view of the historical acceptance of fixing the caps at 18% of the total operating expenses by the Independent Shareholders and the market, Sinopec Corp. proposes that the cap for the purchase of products and services under the Mutual Supply Agreement for the years 2007 to 2009 shall be determined taking into account a percentage of the total operating expenses of the relevant year. However, in order to offer further protection to the Independent Shareholders and in view of the requirement of expressing the cap in monetary sums under the HK Listing Rules, Sinopec Corp. will comply with the cap in absolute monetary terms set out below. The proposed caps for the purchase of products and services by Sinopec Corp. under the Mutual Supply Agreement are as follows:

            o    2007 - RMB147.6 billion

            o    2008 - RMB148.7 billion

            o    2009 - RMB152.8 billion

      Non-Major Continuing Connected Transactions

      (3) The total amount of deposits under the Mutual Supply Agreement: The average amount of deposits of the Company with the Sinopec Group's financial institutions under the Mutual Supply Agreement from 2003 to 2005 were RMB4.039 billion, RMB2.791 billion and RMB2.605 billion, respectively, representing 0.91%, 0.45% and 0.32%, respectively, of Sinopec Corp.'s total operating revenues of the relevant year.

            Sinopec Corp. is of the view that the Sinopec Group's financial institutions can generally offer more favourable terms and interest rates as compared to other financial institutions or banks. As such, Sinopec Corp. is of the view that provided the potential risks associated can be contained, depositing with the Sinopec Group's financial institutions on an continuing basis will bring commercial advantages and better returns to Sinopec Corp. and its shareholders as a whole. Taking into account historical figures, estimated cash flow situation of Sinopec Corp. in the future and the historical acceptance of fixing the caps at 2.5% of the total operating revenues by the Independent Shareholders and the market, Sinopec Corp. proposes that the average month-end balance of deposits with, and total amount of interest revenues from, the Sinopec Group's financial institutions under the Mutual Supply Agreement for the years 2007 to 2009 shall be determined taking into account a percentage of the total operating revenues of the relevant year. However, in order to offer further protection for the Independent Shareholders and in view of the requirement of expressing the cap in monetary sums under the HK Listing Rules, Sinopec Corp. will comply with the cap in absolute monetary terms set out below. The proposed cap for the transactions regarding the deposits with the Sinopec Group's financial institutions under the Mutual Supply Agreement are as follows:

            o    2007 - RMB5.5 billion

            o    2008 - RMB5.5 billion

            o    2009 - RMB5.5 billion

      (4) Land Use Rights Leasing Agreement: At present, the Company leases land use rights from the Sinopec Group under two agreements, namely the Land Use Rights Leasing Agreement and the Land Use Rights Leasing (Addition) Agreement. As the nature of these transactions are identical, Sinopec Corp. will combine the two into one category and, through amendments to the agreements, the Land Use Rights Leasing Agreement will also govern the transactions under the Land Use Rights Leasing (Addition) Agreement and the Land Use Rights Leasing (Addition) Agreement will be terminated. In 2005, the annual rent payable by the Company under the Land Use Rights Leasing Agreement (after the combination) was RMB2.557 billion. According to the Land Use Rights Leasing Agreement, the Sinopec Group Company may adjust the rent once every three years.

            Due to a substantial increase in land values in China as a result of the growing economy, rapid govermental policies reforms which restrict the use of state-owned land without payment, the level of rent paid by Sinopec Corp. at present is below market levels. After negotiations between Sinopec Corp. and Sinopec Group Company, as the continue use of the relevant land is crucial to the ongoing operation of the Company, Sinopec Corp. and Sinopec Group Company have agreed that the rent level for 2006 should be brought closer to market levels. To ensure that the rent payable by Sinopec Corp. for 2006 will remain to be on normal commercial terms, a PRC qualified property valuer, Beijing Zhongdi Real Estate Appraisal Co. Ltd, was appointed to value the adjusted rent and it has concluded that it is lower than market level of RMB11.31 per square meter which was determined using average land prices. Accordingly, Sinopec Corp. proposes that the cap for 2006 shall be adjusted to RMB3.3 billion. Also taking into account possible payment of additional rent as a result of potential business expansion, Sinopec Corp. estimates that the total annual rent payable under the Land Use Rights Leasing Agreement (including the rent previously included under the Land Use Rights Leasing (Addition) Agreement), and in respect of the land leased by the Sinopec Group to the subsidiaries of Sinopec Corp., will be RMB3.5 billion for each year from 2007 to 2009. The revised rent has been considered by a PRC qualified property valuer to be lower than the market value.

      (5) Community Services Agreement: The fees paid under the Community Services Agreement from 2003 to 2005 were RMB1.783 billion, RMB1.74 billion and RMB1.79 billion, respectively. Taking into account historical figures and possible increase in the costs of raw material and labour, Sinopec Corp. proposes that the annual cap for the Community Services Agreement from 2007 to 2009 shall be RMB2 billion, respectively.

      (6) SPI Fund Document: The premium paid under the SPI Fund Document from 2003 to 2005 were RMB762 million, RMB876 million and RMB 999 million, respectively. Taking into account historical figures and possible expansion of Sinopec Corp.'s operations, it is proposes that the annual cap for the SPI Fund Document from 2007 to 2009 shall be RMB1.25 billion, RMB1.4 billion and RMB1.55 billion, respectively.

      (7) Properties Leasing Agreement: The annual rent paid under the Properties Leasing Agreement from 2003 to 2005 were RMB567 million, RMB567 million and RMB568 million, respectively. Taking into account historical figures, Sinopec Corp. proposes to maintain an annual cap of RMB730 million for the rent payable under the Properties Leasing Agreement.

      Exempted Continuing Connected Transactions

      (8) Intellectual Property Licence Agreements: Based on historial figures, Sinopec Corp. estimates that the annual fee payable by the Company to the Sinopec Group under the Intellectual Property License Agreements will not exceed 0.1% of each of the percentage raios (other than the profit ratio). As such, the relevant transactions will be exempt from reporting, announcement and independent shareholders' approval requirements pursuant to the exemption for de minimis transactions under rule 14A.33 of the HK Listing Rules.

1.4   The HK Listing Rules Requirements

      Pursuant to rule 14A.34 of the HK Listing Rules, the annual amount of each of the transactions under 1.3(3) to (7) above (i.e. the Non-Major Continuing Connected Transactions) are less than 2.5% the percentage ratios (other than the profit ratio), and as such, the transactions in (4) to (7) above will be exempted from the independent shareholders approval requirement pursuant to rule 14A.34, and the transaction in (3) above will be exempted from independent shareholders' approval requirement pursuant to rule 14A.66, of the HK Listing Rules. Sinopec Corp. will still be subject to reporting and announcement requirements under Chapter 14A of the HK Listing Rules.

      The transactions under 1.3(1) to (2) above (i.e. Major Continuing Connected Transactions) will be subject to the reporting, announcement and independent shareholders approval requirements in accordance with rule 14A.35 of the HK Listing Rules.

      Sinopec Corp. will convene an general meeting for the Independent Shareholders to consider the approval of the Agreement Amendments, Major Continuing Connected Transactions, at the request of the Shanghai Stock Exchange, the Non-Major Continuing Connected Transactions and the caps for the Major Continuing Connected Transactions at the same time. Sinopec Group Company and its associates will abstain from voting at the General Meeting in respect of the ordinary resolution to approve the above matters. The notice of the General Meeting, and the circular providing other information regarding the Continuing Connected Transactions and containing the advice of an independent financial adviser to the independent Directors in relation to the matters set out in section 3 below and the recommendation from the independent Directors, will be dispatched to the shareholders shortly. As the General Meeting will also be the annual general meeting of Sinopec Corp. for 2005, Sinopec Corp. believes more shareholders would be encouraged to participate at the meeting and would minimise adminstrative costs of Sinopec Corp. and avoid the inconvenience of convening a separate general meeting. Sinopec Corp. believes that information contained in this announcement and to be contained in the circular will be sufficient for Independent Shareholders to make an informed decision.

2.    REASONS FOR THE CONTINUING CONNECTED TRANSACTIONS

      As the Sinopec Group Company and/or its associates have operated with the Company as an integrated organisation prior to the restructuring of Sinopec Group Company and the establishment of Sinopec Corp., a number of internal transactions are being conducted every year. After the restructuring and the listing of the shares of Sinopec Corp. on the Hong Kong Stock Exchange, a number of transactions conducted or to be conducted between the Company and the Sinopec Group Company and/or its associates will constitute continuing connected transactions under the HK Listing Rules.

      The Continuing Connected Transactions of the Company are conducted in the ordinary and usual course of business of the Company. Such transactions will continue to be conducted on an arm's length basis and on terms that are fair and reasonable to the Company. Owing to the long-term co-operation relationship between the Company and the Sinopec Group and the advantages, good reputation and gigantic scale of the Sinopec Group in various aspects, the Board is of the opinion that the entering into of such transactions on an continuing basis is essential to the continuation of Sinopec Corp's business and will be beneficial to the Company as the Continuing Connected Transactions facilitate and will facilitate the business operation and growth of the Company and reduce the unnecessary risks which might incur during the course of operation.

3.    BOARD OF DIRECTORS

      The Board considers that the terms of each of the Continuing Connected Transactions are based on normal commercial terms, are fair and reasonable to its Independent Shareholders and are in the interests of Sinopec Corp. and the shareholders as a whole. According to the requirements of the HK Listing Rules, the independent Directors of Sinopec Corp. will advise the Independent Shareholders of Sinopec Corp. in connection with the Major Continuing Connected Transactions, the new caps for the Major Continuing Connected Transactions and the Agreement Amendments. ICEA, an independent financial adviser, has been appointed to advise the independent Directors in respect of the fairness and reasonableness of the Major Continuing Connected Transactions, the new caps for the Major Continuing Connected Transactions and the Agreement Amendments. The independent financial advisers will also advise on the duration of the Land Use Rights Leasing Agreement, the Properties Leasing Agreement and the SPI Fund Document in accordance with rule 14A.35(1) of the HK Listing Rules.

4.    GENERAL INFORMATION

      The principal operations of Sinopec Corp. and its subsidiaries include: exploring for and developing, producing and trading crude oil and natural gas; processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing refined oil products; producing, distributing and trading chemical products.

      The business scope of the Sinopec Group Company covers: industrial investments and investment management; exploration and development, production and construction, storage and transportation and sale of petroleum and natural gas resources; the wholesale of gasoline, kerosene and diesel; production, storage and transportation and sale of petrochemical and related products; the design, implementation and construction of petroleum and petrochemical installations; maintenance and repair of petroleum and petrochemical installations; the research, development, implementation and related consulting services of technology; IT and energy substitute products; and the import and export of self-produced products and third parties' products and technologies (other than those prohibited by the state).

5.    AGREEMENT AMENDMENTS

      Rule 14A.35 of the HK Listing Rules provides that the duration of continuing connected transactions should generally be no more than 3 years. Accordingly, Sinopec Corp. and Sinopec Group Company have entered into the Continuing Connected Transactions Supplemental Agreement under which the duration of the Mutual Supply Agreement and the Community Services Agreement will be reduced to 3 years commencing from 1 January 2007. Incidentally, the parties have agreed to include the sourcing of crude oil and natural gas, including crude oil and natural gas from overseas, as one of the products and services to be provided by the Sinopec Group under the Mutual Supply Agreement.

      Under rule 14A.36 of the HK Listing Rules, the above amendments relating to the Mutual Supply Agreement (ie. the Agreement Amendments) will be subject to the approval of the Independent Shareholders.

6.    DEFINITIONS

      In this announcement, the following expressions have the meanings set out below unless otherwise indicated in the context:


      "Agency Agreement"              the agency agreement dated 3 June 2000
                                      regarding the appointment of Sinopec
                                      Corp. as the exclusive sales agent of the Sinopec Group ethylene enterprises
                                      (as amended);

      "Agreement                      Amendments" means the amendment of the
                                      term of the Mutual Supply Agreement to 3 years commencing from 1 January 2007 and the addition of sourcing of crude oil and natural gas, including crude oil and natural gas from overseas, as one of the products and services to be provided by the Sinopec Group under the Mutual Supply
                                      Agreement;

      "associates"                    has the meaning ascribed to it in the HK
                                      Listing Rules;

      "Board"                         the board of directors of Sinopec Corp.;

      "Community Services
      Agreement"                      the community services agreement dated 3
                                      June 2000 and the supplemental agreement dated 26 September 2000 (as amended by the Continuing Connected Transactions
                                      Supplemental Agreement) regarding the
                                      provision of, inter alia, certain
                                      cultural, educational, hygiene and
                                      community services by the Sinopec Group to the Company;

      "Company"                       Sinopec Corp. and its subsidiaries;

      "Computer Software              the computer software licence agreement
      Licence Agreement"              dated 3 June 2000 regarding the granting
                                      of licence by the Sinopec Group to the
                                      Company to use certain computer software of the Sinopec Group;

      "Continuing Connected           the transactions under the Exempted
      Transactions"                   Continuing Connected Transactions, the
                                      Non-Major Continuing Connected
                                      Transactions and the Major Continuing
                                      Connected Transactions;

      "Continuing Connected           the agreement dated 31 March 2006 entered
      Transactions Supplemental       into between Sinopec Corp. (for itself and
      Agreement"                      on behalf of its subsidiaries) and the
                                      Sinopec Group Company (foritself and on
                                      behalf of the members of the Sinopec
                                      Group) regarding the amendments of the
                                      terms of the Continuing Connected
                                      Transactions;

      "Directors"                     the directors of Sinopec Corp.;

      "Exempted Continuing            the transactions contemplated under the
      Connected Transactions"         Intellectual Property Licence Agreement;

      "General Meeting"               the general meeting of Sinopec Corp. to be
                                      held for Independent Shareholders of
                                      Sinopec Corp. to consider and to approve the Agreement Amendments, the Major
                                      Continuing Connected Transactions, the
                                      Non-Major Continuing Connected
                                      Transactions and the caps for the Major
                                      Continuing Connected Transactions;

      "HK Listing Rules"              the Rules Governing the Listing of
                                      Securities on the Stock Exchange;

      "Independent Shareholders"      the shareholders of Sinopec Corp. other
                                      than Sinopec Group Company and its
                                      associates;

      "Intellectual Property          the Trademarks Licence Agreement, the
      Licence Agreements"             Computer Software Licence Agreement and
                                      the Patents and Proprietary Technology
                                      Licence Agreement;

      "ICEA" ICEA Capital Limited, a corporation licensed under the Securities and Futures Ordinance to carry out Type 1 regulated activities (dealing in securities) and Type 6 regulated activities (advising on corporate finance);

      "Land Use Rights                the land use rights leasing agreement
       Leasing Agreement"             dated 3 June 2000 (as amended) regarding
                                      the leasing of certain land use rights by the Sinopec Group to the Company;

      "Land Use Rights Leasing        the land use rights leasing agreement
      (Additional) Agreement"         dated 22 August 2003 regarding the leasing
                                      of certain land use rights by the Sinopec
                                      Group to the Company;

      "Major Continuing               the transactions relating to the sales and
       Connected Transactions"        purchases of the products and services
                                      under the Mutual Supply Agreement;

      "Mutual Supply Agreement"       the mutual supply agreement dated 3 June
                                      2000 and the supplemental agreement dated
                                      26 September 2000 (as amended) regarding the provision of a range of products and services from time to time (1) by the Sinopec Group to the Company; and (2) by the Company to the Sinopec Group;

      "Non-Major Continuing           the transactions relating to the desposit
      Connected Transactions"         of money under the Mutual Supply
                                      Agreement, the SPI Fund Document, the Land
                                      Use Rights Leasing Agreement, the
                                      Community Services Agreement and the
                                      Properties Leasing Agreement;

      "Patents and Proprietary        the patents and proprietary technology
      Technology Licence              licence agreement dated 3 June 2000
      Agreement"                      regarding the granting of licence by the
                                      Sinopec Group to the Company to use
                                      certain patents and proprietary technology of the Sinopec Group;

      "Properties Leasing             the properties leasing agreement dated 3
       Agreement"                     June 2000 (as amended) regarding the
                                      leasing of certain properties by the
                                      Sinopec Group to the Company;

      "RMB"                           the lawful currency of the People's
                                      Republic of China;

      "Shanghai Stock Exchange"       the Stock Exchange of Shanghai;

      "Sinopec Corp."                 China Petroleum & Chemical Corporation, a
                                      joint stock limited company incorporated in the PRC with limited liability;

      "Sinopec Group"                 Sinopec Group Company and its subsidiaries
                                     (other than the Company);

      "Sinopec Group Company"         China Petrochemical Corporation, being the
                                      controlling shareholder of Sinopec Corp.;

      "SPI Fund Document"             a document jointly issued in 1997 by the
                                      Ministry of Finance and the ministerial
                                      level enterprise of the Sinopec Group
                                      Company and its associates before the
                                      industry reorganisation in 1998 (Cai Gong
                                      Zi [1997] No. 268) relating to the payment of insurance premium by Sinopec Corp. to the Sinopec Group Company. Under the SPI
                                      Fund Document, Sinopec Corp. is required to pay twice a year an insurance premium.
                                      Each time Sinopec Corp. shall pay 0.2% of the historical value of the fixed assets and the average month-end inventory value of the Company of the previous six months;
                                      after the Sinopec Group Company has
                                      received the premium from Sinopec Corp., the Sinopec Group Company will refund 20% of the paid premium to Sinopec Corp. if Sinopec Corp. pays the semi-annual premium on time according to the SPI Fund Document
                                      ("Refund"). The Refund would be 17% of the paid premium if Sinopec Corp. failed to pay the semi-annual premium on time. The
                                      Refund shall be used by Sinopec Corp. in the following manner: 60% shall be used in dealing with accidents and potential risks and safety measures; 20% shall be used in safety education and training and 20% shall be used in preventing major accidents and potential risks and as awards to units and individuals who have made a special contribution to safety production;

      "Stock Exchange"                The Stock Exchange of Hong Kong Limited;
      Agreement"                      "Trademarks Licence the trademarks licence
                                      agreement dated 3 June 2000 regarding the granting of licence by the Sinopec Group to the Company to use certain trademarks of the Sinopec Group.



                                                 By Order of the Board
                                         CHINA PETROLEUM & CHEMICAL CORPORATION
                                                        CHEN GE
                                          Secretary to the Board of Directors

Beijing, PRC, 31 March 2006

As at the date of this announcement, the directors of Sinopec Corp. are Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Gao Jian and Fan Yifei; the independent non-executive directors of the Company are Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director of the Company is Mr. Cao Yaofeng.

                                    SIGNATURE



        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          China Petroleum & Chemical Corporation


                                                                 By: /s/ Chen Ge
                                                                    ------------

                                                                   Name: Chen Ge

                                      Title: Secretary to the Board of Directors



Date: April 3, 2006